Exhibit 99.5

James Hardie Industries plc
Condensed Consolidated Financial Statements
as of and for the Year Ended 30 June 2018

James Hardie Industries plc
Index

James Hardie Industries plc
Condensed Consolidated Balance Sheets

	(Unaudited)
(Millions of US dollars)	30 June 2018	31 March 2018
Assets
Current assets:
Cash and cash equivalents	$182.7	$281.6
Restricted cash	5.0	5.0
Restricted cash - Asbestos	38.9	26.6
Restricted short-term investments - Asbestos	—	38.4
Accounts and other receivables, net of provision for doubtful trade debts of US$1.8 million and US$1.3 million as of 30 June 2018 and 31 March 2018	225.6	202.7
Inventories	287.8	255.7
Prepaid expenses and other current assets	25.0	25.4
Insurance receivable - Asbestos	5.0	5.1
Workers’ compensation - Asbestos	2.1	2.1
Total current assets	772.1	842.6
Property, plant and equipment, net	1,258.4	992.1
Goodwill	211.8	4.9
Intangible assets, net	187.9	12.3
Insurance receivable - Asbestos	49.1	52.8
Workers’ compensation - Asbestos	27.7	28.8
Deferred income taxes	1,113.8	29.9
Deferred income taxes - Asbestos	363.2	382.9
Other assets	2.8	4.7
Total assets	$3,986.8	$2,351.0
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$258.3	$193.3
Dividends payable	127.8	—
Short-term debt	464.6	—
Accrued payroll and employee benefits	53.7	61.8
Accrued product warranties	7.5	7.3
Income taxes payable	8.1	3.2
Asbestos liability	109.8	114.1
Workers’ compensation - Asbestos	2.1	2.1
Other liabilities	23.4	12.8
Total current liabilities	1,055.3	394.6
Long-term debt	785.0	884.4
Deferred income taxes	83.5	66.4
Accrued product warranties	45.0	45.5
Income taxes payable	25.9	25.9
Asbestos liability	1,033.5	1,101.0
Workers’ compensation - Asbestos	27.7	28.8
Other liabilities	48.3	25.9
Total liabilities	3,104.2	2,572.5
Commitments and contingencies (Note 11)
Shareholders’ equity (deficit):
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 441,524,118 shares issued and outstanding at 30 June 2018 and 31 March 2018	229.5	229.5
Additional paid-in capital	189.4	185.6
Accumulated shareholders' equity (deficit)	483.1	(635.3)
Accumulated other comprehensive loss	(19.4)	(1.3)
Total shareholders’ equity (deficit)	882.6	(221.5)
Total liabilities and shareholders’ equity (deficit)	$3,986.8	$2,351.0

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars, except per share data)	2018	2017
Net sales	$651.0	$507.7
Cost of goods sold	(429.9)	(338.7)
Gross profit	221.1	169.0
Selling, general and administrative expenses	(104.9)	(73.5)
Research and development expenses	(9.4)	(7.6)
Asbestos adjustments	25.1	(3.9)
Operating income	131.9	84.0
Interest expense, net of capitalized interest	(11.4)	(6.7)
Interest income	0.8	0.2
Other income (expense)	0.2	(0.4)
Income before income taxes	121.5	77.1
Income tax expense	(30.9)	(19.7)
Net income	$90.6	$57.4
Income per share:
Basic	$0.21	$0.13
Diluted	$0.20	$0.13
Weighted average common shares outstanding (Millions):
Basic	441.5	440.9
Diluted	443.0	441.6
Comprehensive income, net of tax:
Net income	$90.6	$57.4
Cash flow hedges	(0.1)	—
Currency translation adjustments	(18.0)	2.7
Comprehensive income	$72.5	$60.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months
	Ended 30 June
(Millions of US dollars)	2018	2017
Cash Flows From Operating Activities
Net income	$90.6	$57.4
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	28.1	21.8
Deferred income taxes	14.4	4.4
Stock-based compensation	3.8	2.9
Asbestos adjustments	(25.1)	3.9
Excess tax benefits from share-based awards	—	(0.1)
Other, net	5.3	1.0
Changes in operating assets and liabilities:
Accounts and other receivables	14.6	12.3
Inventories	3.6	(10.8)
Prepaid expenses and other assets	(0.7)	(2.0)
Insurance receivable - Asbestos	1.7	0.6
Accounts payable and accrued liabilities	12.4	8.5
Claims paid - Asbestos	(26.1)	(20.5)
Income taxes payable	4.6	7.2
Other accrued liabilities	(13.9)	(3.4)
Net cash provided by operating activities	$113.3	$83.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(73.6)	$(48.1)
Proceeds from sale of property, plant and equipment	—	7.9
Capitalized interest	(1.8)	(0.9)
Acquisition of business, net of cash acquired	(558.7)	—
Proceeds from investments - Asbestos	38.4
Net cash used in investing activities	$(595.7)	$(41.1)

Cash Flows From Financing Activities
Proceeds from credit facilities	$—	$30.0
Repayments of credit facilities	(100.0)	(55.0)
Proceeds from 364-day term loan facility	492.4	—
Proceeds from issuance of shares	—	0.2
Repayments of NSW Loan - Asbestos	—	(51.9)
Net cash provided by (used in) financing activities	$392.4	$(76.7)

Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$3.4	$(4.1)
Net decrease in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(86.6)	(38.7)
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	313.2	192.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$226.6	$154.1

The accompanying notes are an integral part of these condensed consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Canada, New Zealand, the Philippines and Europe. On 3 April 2018, James Hardie Industries plc completed the acquisition of German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The condensed consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and variable interest entity. Except as otherwise indicated, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect subsidiaries, are collectively referred to as “James Hardie” or the “Company.” These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2018, which was filed with the United States Securities and Exchange Commission (“SEC”) on 22 May 2018.
The condensed consolidated financial statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the condensed consolidated balance sheets of the Company at 30 June 2018, the condensed consolidated statements of operations and comprehensive income for the three months ended 30 June 2018 and 2017 and the condensed consolidated statements cash flows for the three months ended 30 June 2018 and 2017.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (Asbestos Injuries Compensation Fund (“AICF”) entity) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the current spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. Gains or losses resulting from transactions denominated in foreign currencies are included in selling, general and administrative expenses in the condensed consolidated statements of operations and comprehensive income, and may be offset by other transactions. The Company recorded a foreign exchange gain relating to its Euro denominated term loan which was economically offset by a foreign exchange loss on loans between subsidiaries resulting in a net translation gain of US$1.8 million which was recorded in the selling, general and administrative expenses in the condensed consolidated financial statements.
The results of operations for the three months ended 30 June 2018 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2018 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.
Business combinations
The Company accounts for acquired businesses using the acquisition method of accounting. This method requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill.
The fair values are determined by management, taking into consideration information supplied by management of the acquired entities, and other relevant information. Such information typically includes valuations obtained from independent appraisal experts, which management reviews and considers in its estimates of fair values. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment by management, particularly with respect to the value of identifiable intangible assets. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but due to the inherent uncertainty during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. The purchase price allocation of the Fermacell Acquisition is based upon a preliminary valuation and the estimates and assumptions are subject to change within the measurement period as additional information is obtained.
Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit. We did not record any goodwill impairment charges for the three months ended 30 June 2018 or 2017.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Reclassifications
Within the operating activities section of the condensed consolidated statements of cash flows for the three months ended 30 June 2017, the Company reclassified the change in the Income Taxes Payable balance of US$7.2 million which was previously included within a change in Other Accrued Liabilities, and separated these costs in the change in Income Taxes Payable line item, to conform to current year presentation.
The Company adopted Accounting Standards Update ("ASU") No. 2016-18 starting with the fiscal year beginning 1 April 2018, which required Restricted Cash and Restricted Cash - Asbestos to be included in the starting and ending cash balances on the condensed consolidated statements of cash flows. See Note 2 for further details on this accounting standard update, including all reclassifications made to the condensed consolidated statements of cash flows for the three months ended 30 June 2017.
Within the Total Assets section of the condensed consolidated balance sheet as of 31 March 2018, the Company reclassified the Intangible Assets, Net and Goodwill balance of US$12.3 million and US$4.9 million, respectively, which was previously included in Other Assets to conform to current year presentation.
Reporting Segments
During the first quarter of fiscal year 2019, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker (CODM) for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2018 and for the three months ended 30 June 2017 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 15 for further details on segment reporting.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

2. Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 is effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU No. 2014-09. The Company adopted ASU No. 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018 using a modified retrospective approach. As a result of adopting ASU No. 2014-09, the Company recorded no adjustment to the opening retained earnings as of 1 April 2018. The impact to revenues and related deferred revenue balances as a result of applying ASU No. 2014-09 was not material as of and for the three months ended 30 June 2018. See Note 4 for further details.
In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis, and are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company has begun its process for implementing this guidance, including performing a preliminary review of all active leases. The Company will adopt ASU No. 2016-02 starting with the fiscal year beginning 1 April 2019, using the second modified retrospective transition method outlined in ASU No. 2018-11, and is currently evaluating the impact of the guidance on its consolidated financial statements.
In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million, a decrease in other assets of US$4.5 million and a corresponding cumulative retained earnings adjustment of US$1,160.3 million, resulting from all internal restructuring transactions undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business.
In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in ASU No. 2016-18 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The Company adopted ASU No. 2016-18 starting with the fiscal year beginning 1 April 2018 and the amendments in ASU No. 2016-18 were applied on a retrospective basis for each period presented. In accordance with disclosure requirements of this new accounting standard, the impact of adoption on the condensed consolidated statements of cash flows was as follows:

	Three months ended 30 June 2018
(Millions of US dollars)	As reported	ASU 2016-18	As adjusted
Cash and cash equivalents at the beginning of the period	$281.6	$31.6	$313.2

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Three months ended 30 June 2017
(Millions of US dollars)	As reported	ASU 2016-18	As adjusted
Cash and cash equivalents at the beginning of the period	$78.9	$113.9	$192.8
Cash and cash equivalents at the end of the period	112.3	41.8	154.1

Restricted cash - Asbestos	19.7	(19.7)	—
Asbestos liability	(20.5)	20.5	—
Asbestos claims paid	—	(20.5)	(20.5)
Net cash provided by operating activities	102.9	(19.7)	83.2

Repayments of NSW Loan - Asbestos	—	(51.9)	(51.9)
Net cash used in financing activities	(24.8)	(51.9)	(76.7)

Effects of exchange rate changes on cash	(3.6)	(0.5)	(4.1)
In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The amendments in ASU No. 2017-01 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, on a prospective basis. Early adoption of the amendments in ASU No. 2017-01 is allowable for transactions in which the acquisition date, the date of the deconsolidation of a subsidiary or the date a group of assets is derecognized occurs before the report issuance date. The Company adopted ASU No. 2017-01 starting with the fiscal year beginning 1 April 2018 and the adoption of this standard did not have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, which removes step 2 from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds it fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The amendments in ASU No. 2017-04 are effective for fiscal years and interim periods within those years, beginning after 15 December 2019, with early adoption permitted. The Company adopted ASU No. 2017-04 starting with the fiscal year beginning 1 April 2018 and the adoption of this standard did not have a material impact on the consolidated financial statements.
In March 2018, the FASB issued ASU No. 2018-05, which provides the SEC Staff's guidance when preparing the initial accounting for the income tax effects of the US Tax Cuts and Jobs Act ("TCJ Act"), which was enacted on 22 December 2017. The staff guidance addresses the specific situation in which the initial accounting for certain income tax effects of the TCJ Act will not be complete at the time that financial statements are issued. ASU No. 2018-05 is effective for financial statements that include the reporting period in which the TCJ Act was enacted. Therefore, the Company implemented the guidance in ASU No. 2018-05 in its financial statements for the fiscal year ending 31 March 2018. The Company completed or provisionally estimated all of the effects of the TCJ Act during the fiscal year ended 31 March 2018. The final impact of the TCJ Act may differ from these provisionally estimated tax effects, including the effects of, among other things, the estimate of available foreign tax credits and additional guidance or regulations that may be issued including state tax conformity impacts.
In July 2018, the FASB issued ASU No. 2018-09, which clarifies, corrects errors in, and makes minor improvements to a wide variety of topics in the Accounting Standards Codification ("ASC"). The transition and effective date of this guidance is based on the facts and circumstances of each amendment. Some of the amendments in ASU No. 2018-09 do not require transition guidance and were effective upon issuance of ASU No. 2018-09. The Company adopted these specific amendments during the three months ended 30 June 2018 and noted no material impact on its consolidated financial statements. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after 15 December 2018. For these specific amendments, the Company will follow the specific transition guidance for each relevant amendment, and does not expect the adoption of these amendments to have a material impact on its consolidated financial statements.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

3.  Earnings Per Share

The Company discloses basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units ("RSUs"), had been issued.

Basic and diluted common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2018	2017
Basic common shares outstanding	441.5	440.9
Dilutive effect of stock awards	1.5	0.7
Diluted common shares outstanding	443.0	441.6

(US dollars)	2018	2017
Net income per share - basic	$0.21	$0.13
Net income per share - diluted	$0.20	$0.13

There were no potential common shares which would be considered anti-dilutive for the three months ended 30 June 2018 and 2017.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 1.8 million and 1.9 million for the three months ended 30 June 2018 and 2017, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
4. Revenues
The following represents the Company's disaggregated revenues for the periods ended 30 June 2018 and 2017:

	Three Months Ended 30 June 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$433.8	$117.1	$9.2	$—	$560.1
Fiber gypsum revenues	—	—	86.2	—	86.2
Other revenues	—	—	—	4.7	4.7
Total revenues	$433.8	$117.1	$95.4	$4.7	$651.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Three Months Ended 30 June 2017
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$393.1	$101.6	$9.2	$—	$503.9
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	3.8	3.8
Total revenues	$393.1	$101.6	$9.2	$3.8	$507.7
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement bonded boards in the Europe Building Products segment. Other revenues in the Asia Pacific segment are generated from the sale of a permanent formwork solution in Australia. Other revenues in the Other Businesses segment are generated from the sale of fiberglass products and windows in North America.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by ASC 606.
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered, however the the period of time between invoicing and when payment is due is not significant.
5.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	30 June	31 March
(Millions of US dollars)	2018	2018
Cash and cash equivalents	$182.7	$281.6
Restricted cash	5.0	5.0
Restricted cash - Asbestos	38.9	26.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$226.6	$313.2
Included in Restricted cash is US$5.0 million related to an insurance policy at 30 June 2018 and 31 March 2018, which restricts the cash from general corporate purposes.
Included in Restricted cash - Asbestos is US$38.9 million and US$26.6 million at 30 June 2018 and 31 March 2018, respectively. The use of these assets is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

6.  Inventories
Inventories consist of the following components:

	30 June	31 March
(Millions of US dollars)	2018	2018
Finished goods	$205.0	$190.3
Work-in-process	9.1	8.1
Raw materials and supplies	81.9	65.3
Provision for obsolete finished goods and raw materials	(8.2)	(8.0)
Total inventories	$287.8	$255.7
As of 30 June 2018 and 31 March 2018, US$30.8 million and US$30.2 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.
7. Goodwill and Other Intangible Assets
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Indefinite-Lived Intangible Assets
The following are the changes in the carrying value of indefinite-lived intangible assets for the three months ended 30 June 2018:

(Millions of US dollars)	Goodwill[1]	Trade names[2]	Other[3]
Balance - 31 March 2018	$4.9	$—	$7.4
Acquired during the period	218.6	126.8	—
Foreign exchange impact	(11.7)	(6.7)	—
Balance - 30 June 2018	$211.8	$120.1	$7.4
___________________

1
At 30 June 2018, Goodwill of US$206.9 million, US$4.6 million and US$0.3 million was included in the Europe Building Products segment, Other businesses segment and Asia Pacific Fiber Cement segment, respectively. At 31 March 2018, Goodwill of US$4.6 million and US$0.3 million was included in the Other businesses segment and the Asia Pacific Fiber Cement segment, respectively.

2	Trade names are included in the Europe Building Products segment at 30 June 2018.

3	Other indefinite-lived intangible assets are included in the North America Fiber Cement segment at 31 March 2018 and 30 June 2018.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Amortizable Intangible Assets
The following are the changes in the carrying value of amortizable intangible assets primarily held in the Europe Building Products segment for the three months ended 30 June 2018:

(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships:
Balance - 31 March 2018	$—	$—	$—
Acquired during the period	57.8	—	57.8
Amortization	—	(1.1)	(1.1)
Foreign exchange impact	(3.2)	0.1	(3.1)
Balance - 30 June 2018	$54.6	$(1.0)	$53.6

(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangibles:
Balance - 31 March 2018	$9.7	$(4.8)	$4.9
Acquired during the period	2.4	—	2.4
Amortization	—	(0.4)	(0.4)
Foreign exchange impact	(0.1)	—	(0.1)
Balance - 30 June 2018	$12.0	$(5.2)	$6.8
The amortization of intangible assets was US$1.5 million and US$0.2 million for the three months ended 30 June 2018 and 2017, respectively.
At 30 June 2018, the weighted-average remaining useful life of the Company's amortizable intangible assets is as follows:

(In Years)	30 June 2018	31 March 2018
Customer Relationships	12.8	—
Other Intangibles	6.1	6.1
Total	12.0	6.1
At 30 June 2018, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2019	$5.9
2020	4.0
2021	3.5
2022	4.0
2023	4.6

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

8.  Long-Term Debt
At 30 June 2018, the Company had three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility (the “Term Loan Facility”); and senior notes due 2025 and 2028. The effective weighted average interest rate on the Company’s total debt was 3.6% and 4.7% at 30 June 2018 and 31 March 2018, respectively. The weighted average term of the unsecured revolving credit facility, Term Loan Facility and senior notes, including undrawn facilities, was 5.1 years and 6.9 years at 30 June 2018 and 31 March 2018, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National
Association, as administrative agent. The Revolving Credit Facility’s original expiration date was December 2020 and the size of the facility may be increased by up to US$250.0 million. In December 2017, JHIF amended the Revolving Credit Facility to among other things, extend the maturity date to December 2022.

Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s condensed consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 30 June 2018 and 31 March 2018, the Company's total debt issuance costs have an unamortized balance of US$3.1 million and US$3.3 million, respectively.

The amount drawn under the Revolving Credit Facility was nil and US$100.0 million at 30 June 2018 and 31 March 2018, respectively.

The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was nil and 3.2% at 30 June 2018 and 31 March 2018, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.
The Revolving Credit Facility is guaranteed by each of James Hardie International Group Limited's ("JHIGL") and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 30 June 2018, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Term Loan Facility
In December 2017, JHIF and JHBP entered into the Term Loan Facility with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. On 3 April 2018, the Company drew €400.0 million (US$466.2 million based on the exchange rate at 30 June 2018) on this Term Loan Facility, and used these funds to complete the Fermacell acquisition. Pursuant to its terms, the Term Loan Facility provided for a single drawing, and any undrawn amounts are no longer available. Further, amounts drawn under the Term Loan Facility may not be re-borrowed once repaid or prepaid. The Company intends on replacing this Term Loan Facility with long term debt during the current fiscal year, but as no agreement is yet in place, the Company has classified the Term Loan Facility as Short-term debt on the condensed consolidated balance sheet at 30 June 2018.
Debt issuance costs in connection with the Term Loan Facility are recorded as an offset to Long-Term Debt in the Company’s condensed consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of one year. At 30 June 2018 and 31 March 2018, the Company's total debt issuance costs have an unamortized balance of US$1.6 million and nil, respectively.
Borrowings under the Term Loan Facility will bear interest at per annum rates equal to, at borrower’s option, either: (i) the LIBOR plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%.
The Term Loan Facility is guaranteed by each of JHIGL and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The Term Loan Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries' ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 30 June 2018, the Company was in compliance with all covenants contained in the Term Loan Facility agreement.
2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s condensed consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$5.9 million and US$6.1 million at 30 June 2018 and 31 March 2018, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment due on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$6.0 million and US$6.2 million at 30 June 2018 and 31 March 2018, respectively. The debt issuance costs are being amortized as interest

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment due on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 30 June 2018, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$770.0 million and US$787.5 million at 30 June 2018 and 31 March 2018, respectively, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
Off Balance Sheet Arrangements
As of 30 June 2018, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of nil, and US$9.5 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$490.5 million of available borrowing capacity under the Revolving Credit Facilities.
9.  Asbestos
In February 2007, the Company’s shareholders approved the AFFA, an agreement pursuant to which the Company provides long-term funding to the AICF.
Asbestos Adjustments
Asbestos-related assets and liabilities are denominated in Australian dollars. The reported values of these asbestos-related assets and liabilities in the Company’s condensed consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is included in Asbestos adjustments in the condensed consolidated statements of operations and comprehensive income.
The following table sets forth the Asbestos adjustments included in the condensed consolidated statements of operations and comprehensive income for the three months ended 30 June 2018 and 2017:

	Three Months Ended 30 June
(Millions of US dollars)	2018	2017
Effect of foreign exchange on other Asbestos net liabilities	$26.3	$(4.7)
(Loss) Gain on foreign currency forward contracts	(1.2)	1.7
Asbestos research education fund	—	(0.9)
Asbestos Adjustments	$25.1	$(3.9)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months
	Ended	For the Years Ended 31 March
	30 June 2018	2018	2017	2016	2015	2014
Number of open claims at beginning of period	336	352	426	494	466	462
Number of new claims	125	562	557	577	665	608
Number of closed claims	166	578	631	645	637	604
Number of open claims at end of period	295	336	352	426	494	466
Average settlement amount per settled claim	A$276,183	A$253,431	A$223,535	A$248,138	A$254,209	A$253,185
Average settlement amount per case closed	A$251,227	A$217,038	A$167,563	A$218,900	A$217,495	A$212,944
Average settlement amount per settled claim	US$209,103	US$196,093	US$168,300	US$182,763	US$222,619	US$236,268
Average settlement amount per case closed	US$190,208	US$167,934	US$126,158	US$161,229	US$190,468	US$198,716
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMG Actuarial. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities
The Company has included on its condensed consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	30 June	31 March
(Millions of US dollars)	2018	2018
Asbestos liability – current	$(109.8)	$(114.1)
Asbestos liability – non-current	(1,033.5)	(1,101.0)
Asbestos liability – Total	(1,143.3)	(1,215.1)
Insurance receivable – current	5.0	5.1
Insurance receivable – non-current	49.1	52.8
Insurance receivable – Total	54.1	57.9
Workers’ compensation asset – current	2.1	2.1
Workers’ compensation asset – non-current	27.7	28.8
Workers’ compensation liability – current	(2.1)	(2.1)
Workers’ compensation liability – non-current	(27.7)	(28.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.7)	(2.2)
Restricted cash - Asbestos	38.9	26.6
Restricted short-term investments - Asbestos	—	38.4
Net Unfunded AFFA liability	$(1,053.0)	$(1,094.4)
Deferred income taxes – non-current	363.2	382.9
Income tax payable	5.1	21.1
Net Unfunded AFFA liability, net of tax	$(684.7)	$(690.4)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 30 June
2018:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Balance - 31 March 2018	$(1,215.1)	$57.9	$65.0	$(2.2)	$(1,094.4)	$382.9	$21.1	$(690.4)
Asbestos claims paid[1]	25.9	—	(25.9)	—	—	—	—	—
AICF claims-handling costs incurred (paid)	0.3	—	(0.3)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(0.3)	—	(0.3)	—	—	(0.3)
Insurance recoveries	—	(1.7)	0.9	—	(0.8)	—	—	(0.8)
Movement in income tax payable	—	—	—	—	—	(5.2)	(15.6)	(20.8)
Other movements	—	—	1.3	—	1.3	—	—	1.3
Effect of foreign exchange	45.6	(2.1)	(1.8)	(0.5)	41.2	(14.5)	(0.4)	26.3
Balance - 30 June 2018	$(1,143.3)	$54.1	$38.9	$(2.7)	$(1,053.0)	$363.2	$5.1	$(684.7)
____________

1	Claims paid of US$25.9 million reflects A$34.2 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
AICF Funding
On 2 July 2018, the Company made a payment of A$138.4 million (US$103.0 million) to AICF. This amount represents 35% of its free cash flow for fiscal year 2018 which is equivalent to the operating cash flows of US$295.0 million less an adjustment of US$0.8 million, resulting in free cash flow of US$294.2 million for fiscal year 2018, as defined by the AFFA. For the three months ended 30 June 2018, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Free cash flow as defined in the AFFA for the three months ended 30 June 2018 is US$137.5 million, which is equivalent to operating cash flows of US$113.3 million, plus adjustments of US$24.2 million.

Restricted Short-Term Investments
In July 2017, AICF invested A$100.0 million (US$73.9 million, based on the exchange rate at 30 June 2018) of its excess cash in time deposits. In fiscal year 2018, A$50.0 million of these time deposits matured, with the remaining A$50.0 million outstanding as of 31 March 2018. During the three months ended 30 June 2018, the remaining A$50.0 million of time deposits matured and were reclassified to Restricted cash - Asbestos on the condensed consolidated balance sheets. As of 30 June 2018, there were no outstanding restricted short-term investments.
AICF – New South Wales Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$236.4 million, based on the exchange rate at 30 June 2018). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.
At 30 June 2018 and 31 March 2018, AICF had an outstanding balance under the AICF Loan Facility of nil.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

10.  Derivative Instruments
The Company uses derivatives for risk management purposes and does not engage in speculative activity. A risk management objective for the Company is to mitigate interest rate risk associated with the Company’s external credit facilities and foreign currency risk primarily with respect to forecasted transactions denominated in foreign currencies. The determination of whether the Company enters into a derivative transaction to achieve these risk management objectives depends on a number of factors, including an evaluation of the extent to which derivative instruments will achieve such risk management objectives of the Company.

The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US Dollar LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the condensed consolidated statements of operations and comprehensive income in Other income (expense).
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2.
For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. These contracts have a fair value of US$0.7 million and US$0.4 million receivable at 30 June 2018 and at 31 March 2018, respectively, which are included in Accounts receivables.
At 30 June 2018, the weighted average fixed interest rate of these contracts is 2.2% and the weighted average remaining life is 1.1 years.
For the three months ended 30 June 2018, the Company included in Other income (expense) an unrealized gain of US$0.3 million and a realized loss of US$0.1 million on interest rate swap contracts. For the three months ended 30 June 2017, the Company included in Other income (expense) an unrealized loss of US$0.2 million and a realized loss of US$0.2 million on interest rate swap contracts.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 30 June 2018, the Company had foreign currency forward contracts with a notional value of US$232.2 million. The forward contracts at 30 June 2018 were primarily related to the dividend announced in May 2018 and the AICF payment in July 2018.
Changes in the fair value of forward contracts that are not designated as hedges are recorded in earnings within Other income (expense) at each measurement date. As discussed above, these derivatives are typically entered into as economic hedges of changes in currency exchange rates.
The forward contracts had an unrealized loss of US$6.3 million in the three months ended 30 June 2018. This loss was offset by the US$1.2 million gain on the revaluation of the liability associated with the AICF payment and the US$5.1 million gain on the revaluation of the dividends payable balance, for a net impact of nil in Other income (expense).

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

The forward contracts had an unrealized gain of US$4.1 million in the three months ended 30 June 2017. This gain was offset by the US$1.7 million loss on the revaluation of the liability associated with the AICF payment and the US$2.4 million loss on the revaluation of the dividends payable balance, for a net impact of nil in Other income (expense).
The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments:

			Fair Value as of
(Millions of US dollars)	Notional Amount		30 June 2018		31 March 2018
	30 June 2018	31 March 2018	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$100.0	$100.0	$0.7	$—	$0.4	$—
Foreign currency forward contracts	232.2	0.8	—	6.3	—	—
Total	$332.2	$100.8	$0.7	$6.3	$0.4	$—
11.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s condensed consolidated financial position, results of operations or cash flows, except as they relate to asbestos as described in these condensed consolidated financial statements.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

12.  Income Taxes
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business. During the three months ended 30 June 2018, the Company paid tax, net of any refunds received, of US$4.2 million.
Deferred tax balances consist of the following components:

	30 June	31 March
(Millions of US dollars)	2018	2018
Deferred tax assets:
Intangible assets	$1,271.3	$—
Asbestos liability	363.2	382.9
Other provisions and accruals	34.1	37.7
Net operating loss carryforwards	40.3	25.5
Foreign tax credit carryforwards	119.2	126.1
Total deferred tax assets	1,828.1	572.2
Valuation allowance	(270.6)	(129.6)
Total deferred tax assets net of valuation allowance	1,557.5	442.6
Deferred tax liabilities:
Depreciable and amortizable assets	(119.4)	(81.6)
Other	(44.6)	(14.6)
Total deferred tax liabilities	(164.0)	(96.2)
Total deferred taxes, net	$1,393.5	$346.4

The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million and a decrease in other assets of US$4.5 million. The deferred income tax asset is a result of all internal restructuring transactions involving intangible assets undertaken in prior years, including the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business. Intangible assets have an amortizable life of 15 years for US federal tax purposes.

Deferred income taxes include European, Australian and US net operating loss carry-forwards. At 30 June 2018, the Company had European tax loss carry-forwards of approximately US$9.0 million, Australian tax loss carry-forwards of approximately US$18.5 million and US tax loss carry-forwards of approximately US$12.8 million that are available to offset future taxable income in the respective jurisdiction.

At 30 June 2018, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not.

The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 30 June 2018, the Company recognized a tax deduction of US$17.3 million (A$22.8 million) for the current year relating to total contributions to AICF of US$369.1 million (A$456.8 million) incurred in fiscal years 2015 through 2018.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
Unrecognized Tax Benefits

At 30 June 2018 and 31 March 2018, the total amount of unrecognized tax benefits accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.7 million.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the three months ended 30 June 2018, the total amount of interest and penalties recognized in Income tax expense was US$0.1 million. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s condensed consolidated balance sheets.
13.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Three Months Ended 30 June
(Millions of US dollars)	2018	2017
Liability Awards Income	$(0.8)	$(0.2)
Equity Awards Expense	3.8	2.9
Total stock-based compensation expense	$3.0	$2.7
As of 30 June 2018, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$17.1 million and will be recognized over an estimated weighted average amortization period of 2.0 years.
14.  Capital Management and Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2019, 2018 and 2017:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2018 second half dividend[1]	0.30	132.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
__________________

1
The FY2018 second half dividend total amount of US$132.5 million represents the value of the dividend declared. Any difference between the amount declared and the amount payable per the Company’s condensed consolidated balance sheets is due to unrealized foreign exchange gain or loss associated with the change in the dividend liability between the record date and the balance sheet date.

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

15.  Operating Segment Information and Concentrations of Risk

During the first quarter of fiscal year 2019, the Company changed its reportable operating segments. Previously, the Company maintained four operating segments: (i) North America Fiber Cement; (ii) International Fiber Cement; (iii) Other Businesses; and (iv) Research and Development. Beginning in the first quarter of fiscal year 2019, the Company replaced the International Fiber Cement segment with two new segments: (i) Asia Pacific Fiber Cement; and (ii) Europe Building Products. There were no changes to the North America Fiber Cement; Other Businesses; and Research and Development segments. The Company has revised its historical segment information at 31 March 2018 and for the three months ended 30 June 2017 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.
The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe segment includes the newly acquired Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales to Customers Three Months Ended 30 June
(Millions of US dollars)	2018	2017
North America Fiber Cement	$433.8	$393.1
Asia Pacific Fiber Cement	117.1	101.6
Europe Building Products	95.4	9.2
Other Businesses	4.7	3.8
Worldwide total	$651.0	$507.7

	Income Before Income Taxes Three Months Ended 30 June
(Millions of US dollars)	2018	2017
North America Fiber Cement[1]	$107.2	$79.8
Asia Pacific Fiber Cement[1]	28.3	26.4
Europe Building Products[1,7]	(4.6)	(0.2)
Other Businesses	(1.5)	(1.8)
Research and Development[1]	(7.4)	(6.1)
Segments total	122.0	98.1
General Corporate[2,6]	9.9	(14.1)
Total operating income	131.9	84.0
Net interest expense[3]	(10.6)	(6.5)
Other income (expense)	0.2	(0.4)
Worldwide total	$121.5	$77.1

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2018	2018
North America Fiber Cement	$1,107.7	$1,070.7
Asia Pacific Fiber Cement	312.3	328.8
Europe Building Products	731.2	22.8
Other Businesses	32.0	30.1
Research and Development	7.5	7.5
Segments total	2,190.7	1,459.9
General Corporate [4,5]	1,796.1	891.1
Worldwide total	$3,986.8	$2,351.0
The following is the Company’s geographical information:

	Net Sales to Customers Three Months Ended 30 June
(Millions of US dollars)	2018	2017
North America	$438.5	$396.9
Australia	83.9	71.0
Germany	35.0	0.6
New Zealand	20.6	19.0
Other Countries[8]	73.0	20.2
Worldwide total	$651.0	$507.7

	Total Identifiable Assets
	30 June	31 March
(Millions of US dollars)	2018	2018
North America	$1,142.9	$1,103.6
Australia	227.5	242.6
Germany	530.2	0.5
New Zealand	34.2	34.8
Other Countries	255.9	78.4
Segments total	2,190.7	1,459.9
General Corporate[4,5]	1,796.1	891.1
Worldwide total	$3,986.8	$2,351.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

____________

1	The following table summarizes research and development costs by segment:

	Three Months Ended 30 June
(Millions of US dollars)	2018	2017
North America Fiber Cement	$1.5	$1.6
Asia Pacific Fiber Cement	0.5	0.4
Europe Building Products	0.5	—
Research and Development[a]	6.9	5.6
	$9.4	$7.6
a For the three months ended 30 June 2018 and 2017, Research and Development segment also included Selling, general and administrative expenses of US$0.5 million.

2	Included in the General Corporate costs are the following:

	Three Months Ended 30 June
(Millions of US dollars)	2018	2017
Asbestos adjustments	$25.1	$(3.9)
AICF SG&A expenses	$(0.3)	$(0.4)

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. All net interest expense is included in General Corporate costs. Included in net interest expense is AICF net interest income of US$0.3 million and US$0.1 million for the three months ended 30 June 2018 and 2017, respectively. See note 9 for more information.

4
The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate costs.

5	Asbestos-related assets at 30 June 2018 and 31 March 2018 are US$486.9 million and US$537.7 million, respectively, and are included in General Corporate costs.

6
Included in General Corporate costs was the settlement of a US$1.6 million New Zealand weathertightness legal claim and a gain on the sale of the Fontana building of US$3.4 million for the three months ended 30 June 2018 and 2017, respectively.

7
Included in the Europe Building Products segment for the three months ended 30 June 2018 were Fermacell acquisition and integration costs of US$8.7 million and the amortization of the inventory fair value adjustment of US$7.3 million. As this inventory was sold during the quarter, the entire adjustment was recognized into cost of goods sold.

8	Included are all other countries that account for less than 5% of net sales individually.
16.  Accumulated Other Comprehensive Loss
During the three months ended 30 June 2018 there were the following reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2018	$0.3	$(1.6)	$(1.3)
Other comprehensive loss	(0.1)	(18.0)	(18.1)
Balance at 30 June 2018	$0.2	$(19.6)	$(19.4)

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

17. Business Combinations
Fermacell Acquisition
On 3 April 2018, the Company completed its acquisition of the Fermacell business with Xella International S.A. for a purchase price of €516.4 million (US$635.6 based on the exchange rate at 3 April 2018). The acquisition was pursuant to the Sales and Purchase Agreement dated 7 November 2017, and was structured as a stock purchase, resulting in 100% ownership of Fermacell. The Company financed the acquisition through a combination of cash on hand and borrowings of €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the Term Loan Facility. See note 8 for more information.
Headquartered in Duisburg, Germany, Fermacell operates six manufacturing plants across Germany, the Netherlands and Spain, with a sales force in 12 countries and revenues generated primarily from countries in Western Europe. Fermacell is a provider of innovative building solutions, producing and distributing high quality fiber gypsum boards and cement-bonded boards, which are two complementary products in the high performance board space. Management believes this acquisition will generate significant value by providing the Company with a significant European presence and a differentiated platform to position the Company for meaningful long-term growth in Europe.
In connection with this acquisition, the Company incurred related acquisition and integration costs of approximately US$8.7 million for the three months ended 30 June 2018, which have been recorded in the condensed consolidated statements of operations and comprehensive income in Selling, general and administrative expenses.
The following is the purchase price allocation for Fermacell:

(Millions of US dollars)
Cash and cash equivalents	$76.9
Accounts and other receivable, net	43.7
Inventories	39.7
Other assets	4.1
Property, plant and equipment	231.5
Intangible assets	187.0
Accounts payable	(40.5)
Other liabilities	(40.0)
Deferred tax liabilities	(85.4)
Net assets acquired	$417.0
Goodwill	218.6
Total consideration	$635.6
The purchase price allocation set forth above reflects preliminary fair value estimates based on preliminary work and analyses performed and is subject to change as additional information to assist in determining the fair value of the net assets acquired at the closing date is obtained during the post-closing measurement period of up to one year.
The following table summarizes the estimated fair value of acquired identifiable intangible assets:

(Millions of US dollars)	Estimated remaining useful life (years)	Fair Value
Trade name	Indefinite	$126.8
Customer relationships	13	57.8
Other intangible assets	2 - 13	2.4
Total		$187.0

James Hardie Industries plc
Notes to Condensed Consolidated Financial Statements (continued)

Intangible assets will be evaluated for impairment annually or more frequently if an event occurs or circumstances change that indicate it may be impaired, by comparing its fair value to its carrying amount to determine if a write-down to fair value is required.

Goodwill is attributable primarily to the benefits from the increased scale of the Company as a result of the Fermacell acquisition. Goodwill arising from the Fermacell acquisition is not deductible for income tax purposes.

Supplemental Pro Forma Results of Operations

The following unaudited supplemental pro forma information presents the results of operations of the Company, after giving effect to the Fermacell acquisition, as if the Company had completed the Fermacell Acquisition and related financing (as described in Note 8) on 1 April 2017, but using the preliminary estimates of the fair values of the assets acquired and liabilities assumed as of the closing dates of the acquisition. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the Company would have been if the Fermacell acquisition and related financing had occurred on the date assumed, nor are they indicative of future results of operations.

James Hardie Industries Consolidated Pro Forma

	Three Months Ended 30 June
	2018	2017
(Millions of US dollars)	(Unaudited)	(Unaudited)
Net sales	$651.0	$580.0
Income before income taxes	137.5	83.0

Europe Building Products Pro Forma

	Three Months Ended 30 June
	2018	2017
(Millions of US dollars)	(Unaudited)	(Unaudited)
Net sales	$95.4	$81.5
Income before income taxes	11.4	7.9

The unaudited pro forma results include the depreciation and amortization of the fair value of the acquired property, plant and equipment, customer relationships and other intangible assets and interest expense on the 364-day term loan used to acquire Fermacell. The unaudited pro forma results exclude the impact of the acquisition and integration costs of $8.7 million and the inventory fair value adjustment of $7.3 million.